

OMV Aktiengesellschaft




SEC MAIL PROCESSING
RECEIVED
MAY 20 2003

anslation of the announcement in the Wiener Zeitung on April 28, 2003

... the Annual General Meeting (AGM), which will take place on May 20, 2003, at 9.30 am, at the AUSTRIA CENTER VIENNA, in A 1220 Vienna, Bruno-Kreisky-Platz 1.

Agenda:

1.) Submission of the 2002 Financial Statements of OMV Aktiengesellschaft, the Directors' Report of OMV Aktiengesellschaft, the Consolidated Financial Statements including the Directors' Report of the OMV Group as well as the Report of the Supervisory Board

2.) Resolution on the distribution of dividends

3.) Resolution on the discharge of the members of the Executive Board and the Supervisory Board for the business year 2002

4.) Resolution on the remuneration of the members of the Supervisory Board for the business year 2002

5.) Appointment of the Chartered Accountants for the business year 2003

6.) Resolution according to section 65 para 1 no. 4 and no. 8 and para 1 a Austrian Stock Corporation Act (Aktiengesetz) authorizing to buy back shares for the purpose of dedicating those shares to the members of the Executive Board as well as to certain senior executives (Leitende Angestellte) of the Company and associated companies as well as to possible sale of own shares. (According to section 159 para 2 no. 3 Austrian Stock Corporation Act a report [in German] about the above is being published in the official Gazette of the Wiener Zeitung and is also made available to the public in the Company's central offices.)

7.) Resolution on amendments of the Articles of Association in the sections:

- 2 New wording of the objects of the Company
- 3 (5) Authorized capital – specification of the period of authorization
- 3 (6) Previous section 26 (exclusion of price reduction by mandatory offer) will be para (6) of section 3
- 4 (1) Number of Executive Board members
- 4 (2) Age limit for Executive Board members
- 6 (1) Duties of the Executive Board
- 7 (7) Submisson of the reports of the Company's internal audit department to the Supervisory Board
- 9 (1) Age limit for Supervisory Board members
- 9 (4) and (5) – Supervisory Board – linguistic amendments
- 11 (1) Quarterly meetings of the Supervisory Board
- 11 (2) Convening of Supervisory Board meetings
- 12 (1), (4) and (5) Resolution by the Supervisory Board
- 15 (1), (2), (3) and (6) Committees of the Supervisory Board, Accounting Committee (Bilanzausschuss), workers' participation at the Supervisory Board, quorum of Committees

16 (2) Remuneration of the Supervisory Board
18 (2) Timeliness of dispositing of shares for particiation in the General Meeting
19 (1) Linguistic clarification - each share grants one vote
20 (3) Form of voting at General Meetings
22 (1) to (4) Resolution at General Meetings - specification of the required majorities
23 (2) Time limit for drawing up of the financial statements
26 Deletion as a result of relocation of the regulation into section 3 (6)

(A comparison of the Articles of Association currently in force and the requested amendments is published on the Website of OMV Aktiengesellschaft (http://www.omv.com), is available for inspection at the Company and can be requested free of charge at the Company - phone number +43/1/404 40/21600)

Participation: All shareholders who have deposited their shares at one of the following depositing agencies by the close of business on May 14, 2003 at the latest will be entitled to participate in the AGM to exercise their right to vote and to propose motions.

Depositary banks in Austria:

- Bank Austria Creditanstalt AG,
- Raiffeisen Zentralbank Österreich AG,
- ERSTE BANK der oesterr. Sparkassen AG,
- Bank für Arbeit und Wirtschaft AG,
- Österreichische Volksbanken-AG,
- Österreichische Postsparkasse AG,
- Constantia Privatbank AG

as well as

- all main branches of domestic banks,
- every notary public and
- the Company.

In Germany:

- Dresdner Bank AG,
- Deutsche Bank AG,
- Bayerische Hypo- und Vereinsbank AG
- Bayerische Landesbank Girozentrale,
- ING BHF-BANK AG,
- Commerzbank AG,
- DZ BANK AG Deutsche Zentral-Genossenschaftsbank AG,
- Merck Finck & Co. Privatbankiers,
- Westdeutsche Landesbank Girozentrale.

In Switzerland:

- SWISS BANK CORP., Basel

Shareholders are requested to carry out the deposit process via their depositary banks at the depositing agencies.

The deposit is also deemed to be made in accordance with the rules if the share certificates are put in custody with the approval of a depositing agency at any other financial institution until the end of the AGM.

The deposit confirmation by the depositing agency will be submitted to the Company either in its original form or as a certified copy no later than one working day after the last day of the depositing term (in advance via fax [number +43(0)5 0100/916383] or via e-mail [ingrid.lausch@erstebank.at]).

The Company's share capital is divided into 27,000,000 no par value shares. Until the due exchange against corresponding documents for no par value shares, every ATS 100 (one hundred Austrian schillings) face amount of the par value shares in circulation at present shall represent one no par value share. Shares still in circulation with a nominal value of ATS 1,000 will be admitted to the AGM until their exchange and will hold their voting right and the profit right, in the course of which every par value share at the nominal value of ATS 1,000 shall represent ten no par value shares.

For the avoidance of further inquiries the depositing agencies are requested to indicate the number of shares and the number of voting rights on the voting cards or the confirmation of depositing in accordance with the above mentioned regulation at the occasion of issuing the voting cards or deposit certificates.

According to article 23 para 6 of the Articles of Association of the Company, the dividend as resolved by the AGM, shall become payable thirty days after the resolution of the AGM, unless differently decided upon. The respective dividend announcement will be made on May 22, 2003. .

Vienna, April 28, 2003

The Executive Board

Please contact your bank in order to obtain a certificate of deposit by May 14, 2003 at the latest. Only upon presentation of this certificate are shareholders entitled to participate in the Annual General Meeting and receive their voting card.

OMV Aktiengesellschaft

REPORT due to § 95 para 6 and § 159 para 2 no. 3 of the Austrian Stock Corporation Act *(Aktiengesetz)*

Stock options

After obtaining the necessary legal authorization, OMV plans to acquire shares of the Company that will be offered to members of the Executive Board of OMV Aktiengesellschaft and certain senior executives of OMV Aktiengesellschaft and associated companies in the form of stock options as part of a long-term incentive plan (LTI plan).

The stock option plan 2003 is part of this LTI plan, which has the objective of the long-term, substantial participation of the management in the success of the Company, in order to orient the management more strongly towards the objectives of the shareholders, and to open up the possibility of participating in the success of the company when the stock price increases.

Currently the group of participants consists of about 36 persons.

Precondition for participating is a required investment in OMV shares, which amounts to a maximum of EUR 60,000 for the Executive Board and a maximum of EUR 20,000 for the senior executives. An investment in the amount of 25%, 50% or 75% of this value can also be made. The number of shares awarded for the investment is based on the average closing price of OMV stock on the Vienna Stock Exchange for the month of May 2003.

Each participant will be awarded 15 options for each share calculated on this basis.

The stock options are valid from September 1, 2003 to August 31, 2008. They are subject to a two-year blocking period, which means that they cannot be exercised before September 1, 2005. The exercise of the option is only possible 20 trading days after a quarterly report of OMV Aktiengesellschaft or the OMV Group ("exercise window"). The required investment must still exist in order for the participant to exercise the stock options.

The condition for the exercise of the share options is an increase of the price of the OMV share by at least 15% over the average price for the period May 20, 2003 - August 20, 2003. This is also the exercise price for the stock options. Except for case of succession, granted share options are non-transferable and may only be personally exercised by the plan participants.

Based on the stock option plans 2000, 2001 and 2002 options on OMV shares to the amount of 7,202 shares were granted to senior executives and 5,978 shares were granted to members of the Executive Board (Davies 595, Langanger 605, Peyrer-Heimstätt 897, Roiss 1,492, Ruttenstorfer 1,492 and Schenz 897), which are entitling them to subscribe to OMV shares in a proportion of 1:10 after the blocking period and subject to the reaching of the plan threshold.

The assumption of a maximum investment of all entitled participants in the share option program 2003 amounts - on the assumption of a share price of EUR 100 - to a maximum number of 132,000 share options that can be granted within the framework of the LTI Plan. To cover this calculated demand OMV will acquire own shares with the amount of maximum 93,760 (about 0.3% of the OMV Aktiengesellschaft share capital) within the period May 20 to August 31, 2003, whereby the price may lie between EUR 80 and EUR 130 per share.

Vienna, 28 April 2003

The Supervisory Board
of OMV Aktiengesellschaft

The Executive Board
of OMV Aktiengesellschaft